

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-mail
Mr. Andy Halford
Chief Financial Officer
Vodafone Group Public Limited Company
Vodafone House, The Connection
Newbury, Berkshire RG14 2FN, England

> **Re: Vodafone Group Public Limited Company**
> **Form 20-F for the Fiscal Year Ended March 31, 2013**
> **File No. 001-10086**
> **Filed June 7, 2013**

Dear Mr. Halford:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Notes to the consolidated financial statements

A9. Subsidiaries exempt from audit, page 150

1. We note your disclosure that for the year ended March 31, 2013 some of your UK subsidiaries took advantage of the newly available audit exemption set out within section 479A of the Companies Act 2006. Please explain in detail the nature of this exemption. Also please confirm that the application of this exemption did not impact the audit scope under the PCAOB standards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

Cc: Ms. Rosemary Martin, Esq.
        General Counsel